Exhibit 99.1

ATA Reports Financial Results for Three-Month Period Ended June 30, 2017

Company to Hold Conference Call on Thursday, August 10, 2017, at 9 p.m. ET

Beijing, China, August 10, 2017 (NY) / August 11, 2017 (China) — ATA Inc. (“ATA” or the “Company”, Nasdaq: ATAI), a leading provider of advanced testing technologies and testing-related services in China, today announced preliminary unaudited financial results for the three months ended June 30, 2017 (“Quarter ended June 30, 2017”).

As previously disclosed on the Company’s Form 6-K filing with the SEC on June 2, 2017, ATA’s Board of Directors approved a change in the Company’s fiscal year end from March 31 to December 31. This change was made to better reflect the business cycle of the Company as well as to allow ATA to manage and streamline its financial reporting processes by aligning its reporting schedule with statutory requirements in China. The Company will file a transition report on Form 20-F after December 31, 2017, to account for the transition period from April 1, 2017, to December 31, 2017 (“Nine-month Transition Period 2017”), as a result of this change. The Company will continue to report financial results on a quarterly basis during this transition period.

Financial and Operating Highlights for the Quarter Ended June 30, 2017 (percentage changes and comparisons against the quarter ended June 30, 2016)

•                  Net revenues of RMB104.1 million (US$15.3 million), up 7.4%

•                  Gross profit of RMB46.3 million (US$6.8 million), compared to RMB48.1 million, primarily due to a change in revenue mix, as well as increased licensing fees and higher share-based compensation expense related to new share options issued in January 2017

•                  Loss from operations of RMB5.4 million (US$0.8 million), compared to income from operations of RMB11.2 million, primarily due to an RMB10.0 million expenditure relating to the Tsinghua University (“THU”) academic project (detailed below)

•                  Net loss attributable to ATA Inc. of RMB8.5 million (US$1.2 million), compared to net income attributable to ATA Inc. of RMB4.1 million

•                  Adjusted net loss attributable to ATA Inc. excluding share-based compensation expense and foreign currency exchange loss (non-GAAP) of RMB2.6 million (US$0.4 million), compared to non-GAAP adjusted net income attributable to ATA Inc. of RMB5.2 million

•                  Basic and diluted losses per ADS attributable to ATA Inc. were both RMB0.66 (US$0.10). Basic and diluted losses per ADS attributable to ATA Inc. excluding share-based compensation expense and foreign currency exchange loss (non-GAAP) were RMB0.40 (US$0.06).

•                  Delivered approximately 3.6 million billable tests, compared to 2.6 million billable tests in prior-year period

•                  RMB154.1 million (US$22.7 million) in cash and cash equivalents as of June 30, 2017

Mr. Kevin Ma, ATA’s Chairman and Chief Executive Officer, stated, “During the Quarter ended June 30, 2017, we continued to focus on growing our core traditional testing services business and were pleased to achieve increased exam volumes and corresponding top line growth, which beat our previous projections for the period. ATA delivered two new exam titles for the Ministry of Human Resources and Social Security and also worked with the Finance Bureau of Nanchang to deliver the junior level Accounting Professional and Technical Qualification Exam in the city of Nanchang, the capital of Jiangxi Province. In April, we signed a five-year agreement with ACT, Inc. (‘ACT’), the leading U.S. college entrance assessment organization, to provide a variety of ACT test preparation measures to students in China. We are thrilled to be working with a premier organization such as ACT and believe partnerships like this are a testament to the strength of our business. We remain optimistic about ATA’s future growth potential, particularly as China’s education system continues to undergo a great deal of change and reform, creating an increasingly favorable business climate for us.”

Mr. Ma continued, “To strengthen our leading position in China’s testing technologies market and support the accelerated growth of our testing services over the long term, we have entered into a five-year agreement with THU, one of the most prestigious universities in China, under which ATA will support the establishment of the Research Institute of Future Education and Assessment at THU. This institute was founded with ATA’s initial contribution in April and is expected to become a first-class research platform focused on theories, best practices, and assessment in this new era of education. We are enthusiastic about the prospects of this partnership and look forward to being involved in the future of education and assessment reform in China and beyond. Over the past year, significant changes and policy reforms have been introduced into China’s education system. The intensity and stress of the current examination system has underscored the importance of a comprehensive evaluation of student performance—not just by viewing test scores but by comprehensive assessment throughout the entire learning process. ATA is well positioned to take advantage of the opportunities presented by these changes in the education system. We are also pleased that our investment in the K-12 industry has led to ATA’s engagement as one of the service providers for exams administered to all teachers as well as students ranging from 5th to 11th grades in Jingyang district of Deyang city in Sichuan province. An assessment exam covering various subjects was successfully administered to 5th grade students in June.”

Operating Review

In the Quarter ended June 30, 2017, ATA delivered a total of 3.6 million billable tests, compared to 2.6 million billable tests in the three months ended June 30, 2016. The Company had a network of 3,209 authorized test centers throughout China as of June 30, 2017, which the Company believes is the largest test center network in China operated by a single commercial testing service provider. ATA has delivered a total of approximately 92.0 million billable tests since it began operations in 1999.

GAAP Results for the Quarter Ended June 30, 2017

ATA’s total net revenues for the Quarter ended June 30, 2017 were RMB104.1 million (US$15.3 million), a 7.4% increase from RMB96.8 million in the prior-year period.

Gross profit for the Quarter ended June 30, 2017 was RMB46.3 million (US$6.8 million), compared to RMB48.1 million in the prior-year period. Gross margin was 44.5% during the period, compared to 49.6% in the prior-year period. The decrease in gross margin was primarily due to a change in revenue mix as well as increased fixed costs associated with share-based compensation expense and licensing fees.

Loss from operations for the Quarter ended June 30, 2017 was RMB5.4 million (US$0.8 million), compared to income from operations of RMB11.2 million in the prior-year period, primarily due to an RMB10.0 million expenditure associated with the THU academic project.

Net loss attributable to ATA Inc. for the Quarter ended June 30, 2017 was RMB8.5 million (US$1.2 million), compared to net income attributable to ATA Inc. of RMB4.1 million in the prior-year period.

For the Quarter ended June 30, 2017, basic and diluted losses per common share attributable to ATA Inc. were both RMB0.33 (US$0.05), compared to basic and diluted earnings per common share of RMB0.09 for the prior-year period. Basic and diluted losses per ADS attributable to ATA Inc. were both RMB0.66 (US$0.10) in the Quarter ended June 30, 2017, compared to basic and diluted earnings per ADS of RMB0.18 in the prior-year period.

Non-GAAP Measures

Adjusted net loss attributable to ATA Inc. for the Quarter ended June 30, 2017, which excludes share-based compensation expense and foreign currency exchange loss (non-GAAP), was RMB2.6 million (US$0.4 million), compared to non-GAAP adjusted net income attributable to ATA Inc. of RMB5.2 million in the prior-year period.

Basic and diluted losses per common share attributable to ATA Inc. excluding share-based compensation expense and foreign currency exchange loss (non-GAAP) for the Quarter ended June 30, 2017 were both RMB0.20 (US$0.03). Basic and diluted losses per ADS attributable to ATA Inc. excluding share-based compensation expense and foreign currency exchange loss (non-GAAP) for the Quarter ended June 30, 2017 were both RMB0.40 (US$0.06), compared to non-GAAP basic and diluted earnings per ADS of RMB0.22 in the prior-year period.

Please see the note about non-GAAP measures and the reconciliation table at the end of this press release.

Other Data

The number of weighted average ADSs used to calculate both basic and diluted earnings per ADS for the Quarter ended June 30, 2017 was 22.9 million. Each ADS represents two common shares.

Balance Sheet Highlights

As of June 30, 2017, ATA’s cash and cash equivalents were RMB154.1 million (US$22.7 million), working capital was RMB170.1 million (US$25.1 million), and total shareholders’ equity was RMB319.3 million (US$47.1 million); compared to RMB222.4 million, RMB192.9 million, and RMB392.5 million, respectively, as of March 31, 2017.

Guidance for Nine-month Transition Period 2017 and Quarter Ending September 30, 2017

For the quarter ending September 30, 2017, ATA expects net revenues of between RMB68.0 million and RMB73.0 million.

For the nine months ending December 31, 2017, ATA expects net revenues of between RMB490.0 million and RMB510.0 million.

Estimated Financial Results

(RMB in millions)

	Estimated for the nine months ending December 31, 2017	Actual for the nine months ended December 31, 2016
Net Revenues	490.0-510.0	435.4

	Estimated for the quarter ending September 30, 2017	Actual for the quarter ended September 30, 2016
Net Revenues	68.0-73.0	65.1

These are ATA’s current projections, which are subject to change. You are cautioned that the operating results in the Quarter ended June 30, 2017, are not necessarily indicative of operating results for any future periods.

Conference Call and Webcast Information (With Accompanying Presentation)

ATA will host a conference call at 9 p.m. Eastern Time on Thursday, August 10, 2017, during which management will discuss the results of the Quarter ended June 30, 2017. To participate in the conference call, please use the following dial-in numbers about 10 minutes prior to the scheduled conference call time:

U.S. & Canada (Toll-Free):	+1 (888) 419-5570
International (Toll):	+1 (617) 896-9871

	Toll-Free	Local Access
China:	(800) 990 1344	(400) 881 1630
Hong Kong:	(800) 96 3844	3002 1672

Participant Passcode:             12779324

A live webcast of the conference call can be accessed at the investor relations section of ATA’s website at www.atai.net.cn or by clicking the following link: https://www.webcaster4.com/Webcast/Page/274/22043.

An accompanying slide presentation in PDF format will also be made available 30 minutes prior to the conference call on the same investor relations section of ATA’s website. To listen to the webcast, please visit ATA’s website a few minutes prior to the start of the call to register, download, and install any necessary audio software.

A replay will be available shortly after the call on the investor relations section of ATA’s website and will remain available for 90 days.

About ATA Inc.

ATA is a leading provider of advanced testing technologies in China. The Company offers comprehensive services for the creation and delivery of assessments based on its proprietary testing technologies and test delivery platform. ATA’s testing technologies are used for professional licensure and certification tests in various industries, including information technology services, banking, teaching, asset management, insurance, and accounting. As of June 30, 2017, ATA’s test center network comprised 3,209 authorized test centers located throughout China. The Company believes that it has the largest test center network of any commercial testing service provider in China.

ATA has delivered more than 92.0 million billable tests since ATA started operations in 1999. For more information, please visit ATA’s website at www.atai.net.cn.

Cautionary Note Regarding Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “look forward to,” “outlook,” “plan,” “should,” “will,” and similar terms and include, among other things, the Company’s guidance relating to anticipated financial and operating results for the quarter ending September 30, 2017 and nine months ending December 31, 2017 and statements regarding market demand and trends, the delivery of various new exams including the two new exam titles for the Ministry of Human Resources and Social Security, the junior level Accounting Professional and Technical Qualification Exam, the ACT test preparation measures, the THU academic project, the investment in the K-12 education assessment sector and the Company’s future growth and results of operations.

The factors that could cause the Company’s actual financial and operating results to differ from what the Company currently anticipates can include its ability to meet challenges associated with its rapid expansion, its ability to meet the expectations of current and future clients, its ability to deploy new test titles, its ability to win new enterprise contracts, its ability to convert its existing contracts into actual revenues, the economy of China, uncertainties with respect to China’s legal and regulatory environments, and other factors stated in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The financial information contained in this release should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for its fiscal year ended March 31, 2017, and other filings that ATA has made with the SEC. The filings are available on the SEC’s website at www.sec.gov and at ATA’s website at www.atai.net.cn. For additional information on the risk factors that could adversely affect the Company’s business, financial condition, results of operations, and prospects, please see the “Risk Factors” section of the Company’s Form 20-F for the fiscal year ended March 31, 2017.

The preliminary results for the Quarter ended June 30, 2017 remain subject to the finalization of the Company’s year-end closing and reporting processes.

The forward-looking statements in this release involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates, and projections about ATA and the markets in which it operates. The Company undertakes no obligation to update forward-looking statements, which speak only as of the date of this release, to reflect subsequent events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, the Company cannot assure you that its expectations and assumptions will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Currency Convenience Translation

The Company’s financial information is stated in Renminbi (“RMB”), the currency of the People’s Republic of China. The translation of RMB amounts for the Quarter ended June 30, 2017 into U.S. dollars are included solely for the convenience of readers and have been made at the rate of RMB6.7793 to US$1.00, the noon buying rate as of June 30, 2017, in New York for cable transfers in RMB per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under U.S. GAAP.

About Non-GAAP Financial Measures

To supplement ATA’s consolidated financial information presented in accordance with U.S. generally accepted accounting principles (“GAAP”), ATA uses the following non-GAAP financial measures: net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss, and basic and diluted earnings (losses) per common share and ADS excluding share-based compensation expense and foreign currency exchange gain or loss.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. ATA believes these non-GAAP financial measures provide meaningful supplemental information about its performance by excluding share-based compensation expense and foreign currency exchange gains or losses, which may not be indicative of its operating performance.

ATA believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to ATA’s historical performance. ATA computes its non-GAAP financial measures using a consistent method from period to period. ATA believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net income (loss) excluding share-based compensation expense and foreign currency exchange gains or losses and basic and diluted earnings (losses) per common share and per ADS excluding share-based compensation expense and foreign currency exchange gain or loss is that share-based compensation charges and foreign currency exchange gains or losses have been, and are expected to continue to be for the foreseeable future, a significant recurring expense in ATA’s business.

Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The table captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” shown at the end of this news release has more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures used by ATA.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA Inc.	The Equity Group Inc.
Amy Tung, CFO	Carolyne Y. Sohn, Senior Associate
+86 10 6518 1122 x 5518	415-568-2255
amytung@atai.net.cn	csohn@equityny.com

Adam Prior, Senior Vice President
212-836-9606
aprior@equityny.com

ATA INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	June 30,	June 30,
	2017	2017	2017
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	222,448,413	154,070,851	22,726,661
Accounts receivable, net	56,161,255	89,687,450	13,229,603
Receivable due from shareholder	10,000,000	—	—
Prepaid expenses and other current assets	7,335,824	7,765,628	1,145,491
Total current assets	295,945,492	251,523,929	37,101,755

Long-term investments	88,891,687	92,904,737	13,704,178
Property and equipment, net	51,868,914	52,393,418	7,728,441
Goodwill	32,523,983	32,523,983	4,797,543
Intangible assets, net	11,326,513	10,669,427	1,573,824
Restricted cash	30,000,000	—	—
Deferred income tax assets	3,388,760	1,877,024	276,876
Other assets	5,894,767	11,206,843	1,653,098
Total assets	519,840,116	453,099,361	66,835,715

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loan	3,449,650	—	—
Dividend payable	—	3,245,425	478,726
Accrued expenses and other payables	89,358,847	67,216,613	9,914,978
Deferred revenues	10,221,897	10,983,290	1,620,122
Total current liabilities	103,030,394	81,445,328	12,013,826

Deferred revenues	1,731,622	1,646,517	242,874
Deferred income tax liabilities	22,620,872	13,091,786	1,931,141
Other non-current liabilities	—	2,655,826	391,755
Total liabilities	127,382,888	98,839,457	14,579,596

Mezzanine equity-redeemable non-controlling interests	—	34,922,760	5,151,381

Shareholders’ equity:
Common shares	3,533,912	3,534,871	521,421
Treasury shares	(27,737,073)	(27,737,073)	(4,091,436)
Additional paid-in capital	402,631,430	377,291,538	55,653,466
Accumulated other comprehensive loss	(25,069,771)	(26,190,857)	(3,863,357)
Retained earnings	38,018,802	(8,459,563)	(1,247,852)
Total shareholders’ equity attributable to ATA Inc.	391,377,300	318,438,916	46,972,242
Non-controlling interests	1,079,928	898,228	132,496
Total shareholders’ equity	392,457,228	319,337,144	47,104,738
Commitments and contingencies
Total liabilities, mezzanine equity and shareholders’ equity	519,840,116	453,099,361	66,835,715

ATA INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Three-month Period Ended
	June 30,	June 30,	June 30,
	2016	2017	2017
	RMB	RMB	USD
Net revenues:
Testing services	89,553,678	98,451,372	14,522,350
Online education services	1,062,883	512,616	75,615
Other revenue	6,227,458	5,093,380	751,314
Total net revenues	96,844,019	104,057,368	15,349,279
Cost of revenues	48,767,251	57,713,833	8,513,244
Gross profit	48,076,768	46,343,535	6,836,035

Operating expenses:
Research and development	9,147,630	10,646,753	1,570,480
Sales and marketing	11,673,930	13,738,329	2,026,511
General and administrative	16,033,817	27,321,919	4,030,198
Total operating expenses	36,855,377	51,707,001	7,627,189
Income (loss) from operations	11,221,391	(5,363,466)	(791,154)

Other income (expense):
Gain from disposal of long-term investment	—	457,236	67,446
Share of net loss of equity method investments	(4,129,754)	(844,044)	(124,503)
Interest income, net of interest expenses	973,776	1,019,361	150,364
Foreign currency exchange losses, net	(31,410)	(641,107)	(94,568)
Income (loss) before income taxes	8,034,003	(5,372,020)	(792,415)

Income tax expense	3,890,641	3,389,097	499,919
Net income (loss)	4,143,362	(8,761,117)	(1,292,334)
Net loss attributable to non-controlling interests	—	(181,700)	(26,803)
Net loss attributable to redeemable non-controlling interests	—	(119,854)	(17,679)
Net income (loss) attributable to ATA Inc.	4,143,362	(8,459,563)	(1,247,852)

Other comprehensive income (loss):
Foreign currency translation adjustment, net of nil income taxes	241,126	(1,121,086)	(165,369)
Comprehensive income (loss) attributable to ATA Inc.	4,384,488	(9,580,649)	(1,413,221)

Basic and diluted earnings (losses) per common share attributable to ATA Inc.	0.09	(0.33)	(0.05)
Basic and diluted earnings (losses) per ADS attributable to ATA Inc.	0.18	(0.66)	(0.10)

RECONCILIATIONS OF NON-GAAP MEASURES

TO THE MOST COMPARABLE GAAP MEASURES

	Three-month Period Ended
	June 30,	June 30,
	2016	2017
	RMB	RMB

GAAP net income (loss) attributable to ATA Inc.	4,143,362	(8,459,563)
Share-based compensation expenses	1,039,310	5,212,108
Foreign currency exchange losses, net	31,410	641,107
Non-GAAP net income (loss) attributable to ATA Inc.	5,214,082	(2,606,348)

GAAP earnings (losses) per common share attributable to ATA Inc.
Basic and diluted	0.09	(0.33)

Non-GAAP earnings (losses) per common share attributable to ATA Inc.
Basic and diluted	0.11	(0.20)